Exhibit 99.1

Points International to Report Third Quarter 2012 Results On
Wednesday, November 7, 2012

Toronto, Canada – October 22, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will report financial results for the third quarter 2012 on Wednesday, November 7, 2012, after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, and Anthony Lam, CFO of Points International on Wednesday, November 7, 2012, at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0789 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8562.

In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. ET on Wednesday, November 21, 2012 by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode: 401228.

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards.

Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Contact:

Addo Communications
Laura Foster / Kimberly Esterkin
lauraf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400